Exhibit 99.1

Source: Critical Metals Corp
January 21, 2025 09:25 ET

Critical Metals Corp. Announces Commencement of Bitcoin Treasury Strategy and Related Financing to Acquire Up to $500 million of BTC

NEW YORK, Jan. 21, 2025 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp”), a leading mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners through its Tanbreez Greenland Rare Earth Mine and Wolfsberg Lithium Project, today announced its Board of Directors has approved a comprehensive bitcoin (“BTC”) treasury strategy, adopting BTC as a primary asset in its treasury program.

As part of the convertible note financing, led by JBA Asset Management, Critical Metals Corp may have access up to $500 million to purchase BTC subject to the conditions of the Transaction Documents, with $100 million closing in the first tranche, which may be used to purchase BTC, subject to certain conditions being met. The $100 million first tranche was issued with 100% warrant coverage and subsequent tranches totaling up to $400 million at the Buyers discretion will have 50% warrant coverage. This makes Critical Metals Corp the first Nasdaq-listed critical minerals companies to adopt bitcoin as a primary treasury reserve asset.

The convertible notes are primarily secured by the cash raised and any potential BTC purchased in connection with the financing. The notes are convertible into common stock of the company at a fixed conversion price of $6.00 per share and the warrants are convertible at $7.00.

Tony Sage, Executive Chairman and CEO of Critical Metals Corp., commented, “Incorporating a bitcoin allocation to our treasury management strategy is an innovative approach that we believe will strengthen our balance sheet and create long term shareholder value. As the first Nasdaq-listed critical minerals companies to adopt a bitcoin treasury strategy, we believe this approach provides both inflation protection and appreciation potential without dilution risk. This strategy aligns with broader western government initiatives around bitcoin adoption, including President Trump's recent advocacy for a national bitcoin stockpile. As a key supplier of critical minerals to western nations, our bitcoin treasury strategy further strengthens our position as a reliable partner in secure supply chains, while protecting our balance sheet from currency debasement risks.”

Critical Metals Corp's bitcoin acquisition strategy will be implemented through a disciplined approach guided by market dynamics and the Company's cash flow requirements. The Company maintains flexibility to modify its approach based on evolving circumstances and strategic considerations.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Jett Capital Advisors, LLC acted as financial advisor to Critical Metals in the Transaction. Sichenzia Ross Ference Carmel LLP acted as counsel to Critical Metals in the transaction.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its initial flagship asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable building block in an expanding geostrategic critical metals portfolio. The Tanbreez Project represents one of the world's largest rare earth deposits. With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

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